Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-258186

Prospectus Supplement No. 3

(To Prospectus dated July 29, 2021)

This prospectus supplement updates, amends and supplements the prospectus dated July 29, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-258186). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the SEC on November 15, 2021, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Mister Car Wash, Inc.’s common stock is quoted on the New York Stock Exchange under the symbol “MCW.” On November 15, 2021, the closing price of our common stock was $17.74.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 15 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 16, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 001-40542

Mister Car Wash, Inc.

(Exact name of registrant as specified in its charter)

Delaware	47-1393909
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

222 E. 5th Street Tucson, Arizona	85705
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (520) 615-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	MCW	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☒    No  ☐

As of November 12, 2021, the registrant had 297,341,227 shares of common stock, $0.01 par value per share, outstanding.

FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “seek,” “vision,” or “should,” or the negative thereof or other variations thereon or comparable terminology. Forward-looking statements include those we make regarding the following matters:

•	developments involving our competitors and our industry;

•	our ability to attract new customers, retain existing customers and maintain or grow the number of our Unlimited Wash Club (“UWC”) members;

•	potential future impacts of the COVID-19 pandemic, including from variants thereof;

•	expectations regarding our industry;

•	our ability to maintain comparable store sales growth;

•	our ability to continue to identify and open greenfield locations;

•	our estimates of greenfield location expansions and our whitespace opportunity;

•	our ability to continue to identify suitable acquisition targets and consummate such acquisitions on attractive terms;

•	our ability to attract and retain a qualified management team and other team members while controlling our labor costs;

•	the impact of our debt and lease obligations on our ability to raise additional capital to fund our operations and maintain flexibility in operating our business;

•	our reliance on and relationships with third-party suppliers;

•	our ability to maintain security and prevent unauthorized access to electronic and other confidential information;

•	our ability to respond to risks associated with existing and future payment options;

•	our ability to maintain and enhance a strong brand image;

•	our ability to maintain adequate insurance coverage;

•	our status as a “controlled company” and Leonard Green & Partners, L.P.’s (“LGP”) control of us as a public company;

•	the impact of evolving governmental laws and regulations and the outcomes of legal proceedings; and

•	the effects of potential changes to U.S. regulations and policies on our business.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this Quarterly Report on Form 10-Q in Part I., Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Part II, Item IA. “Risk Factors” of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 (the “Second Quarter 10-Q”) may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Furthermore, the potential impact of the pandemic related to COVID-19 and variants thereof on our business operations and financial results and on the world economy as a whole may heighten the risks and uncertainties that affect our forward-looking statements described above. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included elsewhere in this Quarterly Report on Form 10-Q are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from the forward-looking statements included elsewhere in this Quarterly Report on Form 10-Q. In addition, even if our results of operations, financial condition and liquidity, and events in the industry in which we operate, are consistent with the forward-looking statements included elsewhere in this Quarterly Report on Form 10-Q, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this Quarterly Report on Form 10-Q speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Quarterly Report on Form 10-Q.

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

Mister Car Wash, Inc.

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

(Unaudited)

	As of
	September 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$162,232	$114,647
Restricted cash	272	3,227
Accounts receivable, net	8,986	4,613
Inventory	5,633	6,415
Prepaid expenses and other current assets	12,879	6,068

Total current assets	190,002	134,970

Property and equipment, net	300,676	263,034
Operating lease right of use assets, net	699,274	681,538
Other intangible assets, net	124,522	127,019
Goodwill	759,770	737,415
Other assets	5,328	4,477

Total assets	$2,079,572	$1,948,453

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$26,716	$24,374
Accrued payroll and related expenses	19,943	11,424
Other accrued expenses	18,799	20,264
Current maturities of debt	8,400	8,400
Current maturities of operating lease liability	36,218	33,485
Current maturities of finance lease liability	542	495
Deferred revenue	26,195	24,505

Total current liabilities	136,813	122,947

Long-term portion of debt, net	601,723	1,054,820
Operating lease liability	700,548	685,479
Financing lease liability	15,507	15,917
Long-term deferred tax liability	12,571	46,082
Other long-term liabilities	4,222	6,558

Total liabilities	1,471,384	1,931,803

Commitments and contingencies (Note 15)
Stockholders’ equity:
Common stock, $0.01 par value, 1,000,000,000 shares authorized, 296,794,199 and 261,907,622 shares outstanding as of September 30, 2021 and December 31, 2020, respectively	2,975	2,622
Additional paid-in capital	740,657	91,523
Accumulated other comprehensive loss	(716)	(1,117)
Accumulated deficit	(134,728)	(76,378)

Total stockholders’ equity	608,188	16,650

Total liabilities and stockholders’ equity	$2,079,572	$1,948,453

See accompanying notes to unaudited condensed consolidated financial statements.

Mister Car Wash, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Amounts in thousands, except share and per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenues, net	$194,310	$155,796	$566,898	$412,904
Cost of labor and chemicals	63,438	50,245	203,051	141,874
Other store operating expenses	68,435	56,127	194,889	164,352
General and administrative	22,166	10,476	226,015	37,069
Loss (gain) on sale of assets	748	(4,283)	(5,559)	(3,773)

Total costs and expenses	154,787	112,565	618,396	339,522

Operating income (loss)	39,523	43,231	(51,498)	73,382
Other expense:
Interest expense, net	5,717	15,917	33,416	49,341
Loss on extinguishment of debt	—	—	3,183	1,918

Total other expense	5,717	15,917	36,599	51,259

Income (loss) before taxes	33,806	27,314	(88,097)	22,123
Income tax provision (benefit)	6,440	7,445	(29,747)	2,148

Net income (loss)	$27,366	$19,869	$(58,350)	$19,975

Other comprehensive income (loss), net of tax:
Gain (loss) on interest rate swap	54	(288)	401	(1,189)

Total comprehensive income (loss)	$27,420	$19,581	$(57,949)	$18,786

Net income (loss) per share:
Basic	$0.09	$0.08	$(0.21)	$0.08

Diluted	$0.08	$0.07	$(0.21)	$0.07

Weighted-average common shares outstanding:
Basic	296,360,660	261,863,586	274,387,532	261,784,795

Diluted	327,320,169	274,111,695	274,387,532	273,994,569

See accompanying notes to unaudited condensed consolidated financial statements.

Mister Car Wash, Inc.

Condensed Consolidated Statements of Stockholders’ Equity (Deficit)

(Amounts in thousands, except share and per share data)

(Unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Stockholders’ Equity (Deficit)
	Shares	Amount
Balance as of December 31, 2020	261,907,622	$2,622	$91,523	$(1,117)	$(76,378)	$16,650
Stock-based compensation expense	—	—	310	—	—	310
Exercise of stock options	688,430	7	260	—	—	267
Shares repurchased	(180,681)	—	(534)	—	—	(534)
Gain on interest rate swap	—	—	—	319	—	319
Net income	—	—	—	—	24,584	24,584

Balance as of March 31, 2021	262,415,371	$2,629	$91,559	$(798)	$(51,794)	$41,596
Issuance of common stock pursuant to initial public offering, net of issuance costs of $29,194	31,250,000	313	439,243	—	—	439,556
Stock-based compensation expense	—	—	203,231	—	—	203,231
Vesting of restricted stock units	7,680	—	—	—	—	—
Exercise of stock options	2,516,784	25	1,597	—	—	1,622
Shares repurchased	(127,357)	—	(1,716)	—	—	(1,716)
Gain on interest rate swap	—	—	—	28	—	28
Net loss	—	—	—	—	(110,300)	(110,300)

Balance as of June 30, 2021	296,062,478	$2,967	$733,914	$(770)	$(162,094)	$574,017
Stock-based compensation expense	—	—	6,751	—	—	6,751
Exercise of stock options	757,887	8	502	—	—	510
Shares repurchased	(26,166)	—	(510)	—	—	(510)
Gain on interest rate swap	—	—	—	54	—	54
Net income	—	—	—	—	27,366	27,366

Balance as of September 30, 2021	296,794,199	$2,975	$740,657	$(716)	$(134,728)	$608,188

See accompanying notes to unaudited condensed consolidated financial statements.

Mister Car Wash, Inc.

Condensed Consolidated Statements of Stockholders’ Equity (Deficit)

(Amounts in thousands, except share and per share data)

(Unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Stockholders’ Equity (Deficit)
	Shares	Amount
Balance as of December 31, 2019	261,749,196	$2,620	$90,358	$—	$(156,580)	$(63,602)
Adoption of new accounting standards, net of tax	—	—	—	—	19,798	19,798
Stock-based compensation expense	—	—	387	—	—	387
Shares repurchased	(4,624)	—	(324)	—	—	(324)
Net income	—	—	—	—	8,860	8,860

Balance as of March 31, 2020	261,744,572	$2,620	$90,421	$—	$(127,922)	$(34,881)
Stock-based compensation expense	—	—	398	—	—	398
Shares repurchased	(2,400)	—	(5)	—	—	(5)
Loss on interest rate swap	—	—	—	(901)	—	(901)
Net loss	—	—	—	—	(8,754)	(8,754)

Balance as of June 30, 2020	261,742,172	$2,620	$90,814	$(901)	$(136,676)	$(44,143)
Stock-based compensation expense	—	—	402	—	—	402
Exercise of stock options	162,378	1	19	—	—	20
Shares repurchased	(14,400)	—	(33)	—	—	(33)
Loss on interest rate swap	—	—	—	(288)	—	(288)
Net income	—	—	—	—	19,869	19,869

Balance as of September 30, 2020	261,890,150	$2,621	$91,202	$(1,189)	$(116,807)	$(24,173)

See accompanying notes to unaudited condensed consolidated financial statements.

Mister Car Wash, Inc.

Condensed Consolidated Statements of Cash Flows

(Amounts in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities:
Net (loss) income	$(58,350)	$19,975
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization expense	36,530	33,504
Stock-based compensation expense	210,292	1,187
(Gain) loss on disposal of property and equipment	(5,559)	(3,773)
Loss on extinguishment of debt	3,183	1,918
Amortization of deferred financing costs	898	1,241
Non-cash lease expense	26,535	25,376
Deferred income tax	(33,247)	10,913
Changes in assets and liabilities:
Accounts receivable	(4,374)	(331)
Inventory	850	689
Prepaid expenses and other current assets	(6,812)	(183)
Accounts payable	4,025	(3,707)
Accrued expenses	6,874	11,882
Deferred revenue	1,531	1,163
Operating lease liability	(26,468)	(21,684)
Other noncurrent assets and liabilities	(2,599)	(251)

Net cash provided by operating activities	$153,309	$77,919

Cash flows from investing activities:
Purchases of property and equipment	(86,330)	(41,504)
Acquisition of car wash operations, net of cash acquired	(55,072)	(21,958)
Proceeds from sale of property and equipment	50,944	12,356

Net cash used in investing activities	$(90,458)	$(51,106)

Cash flows from financing activities:
Proceeds from issuance of common stock pursuant to initial public offering	468,750	—
Proceeds from exercise of stock options	121	40
Payments for repurchases of common stock	(308)	(381)
Proceeds from secondary offering for employee tax withholdings	20,859	—
Tax withholdings paid on behalf of employees for secondary offering	(20,859)	—
Proceeds from debt borrowings	—	45,625
Proceeds from revolving line of credit	—	111,681
Payments on debt borrowings	(456,972)	(6,300)
Payments on revolving line of credit	—	(125,681)
Payments of debt extinguishment costs	(28)	—
Payments of deferred financing costs	(226)	—
Principal payments on finance lease obligations	(364)	(106)
Payments of issuance costs pursuant to initial public offering	(29,194)	—

Net cash (used in) provided by financing activities	$(18,221)	$24,878

Net change in cash and cash equivalents, and restricted cash during period	44,630	51,691
Cash and cash equivalents, and restricted cash at beginning of period	117,874	6,705

Cash and cash equivalents, and restricted cash at end of period	$162,504	$58,396

Supplemental disclosure of cash flow information:
Cash paid for interest	$33,134	$34,412
Cash paid for income taxes	$8,029	$—
Supplemental disclosure of non-cash investing and financing activities:
Property and equipment in accounts payable	$14,817	$15,588

See accompanying notes to unaudited condensed consolidated financial statements.

Mister Car Wash, Inc.

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

1. Nature of Business

Mister Car Wash, Inc., together with its subsidiaries (collectively, the “Company”), is a Delaware corporation based in Tucson, Arizona and a leading provider of conveyorized car wash services. The Company operates two location formats: Express Exterior Locations, which offer express exterior cleaning services, and Interior Cleaning Locations, which offer both express exterior cleaning services and interior cleaning services. As of December 31, 2020, the Company closed or sold all of its quick lube facilities. As of September 30, 2021, the Company operated 360 car washes in 21 states.

Forward Stock Split

In June 2021, the Company’s board of directors (the “Board”) and the stockholders of the Company approved a 96-for-1 forward stock split of the Company’s outstanding common stock, which was effected on June 16, 2021. All common stock and per share information has been retroactively adjusted to give effect to this forward stock split for all periods presented. Shares of common stock underlying outstanding stock options and other equity instruments were proportionately increased and the respective per share value and exercise prices, if applicable, were proportionately decreased in accordance with the terms of the agreements governing such securities. There were no changes to the par value per share of the Company’s common stock as a result of the forward stock split. Additionally, the Board and the stockholders of the Company approved an increase in the authorized shares of common stock to 1,000,000,000 shares.

Initial Public Offering

In June 2021, the Company completed its initial public offering (“IPO”) of 43,125,000 shares of common stock at a public offering price of $15.00 per share. The Company sold 31,250,000 shares of common stock and the selling stockholders identified in the Company’s final prospectus that forms a part of the Company’s Registration Statement on Form S-1 (File No. 333-256697), filed with the SEC pursuant to Rule 424(b)(4) on June 28, 2021 (the “Prospectus”), sold an aggregate amount of 11,875,000 shares of common stock, which selling stockholder amount included the underwriters’ option to purchase up to an additional 5,625,000 shares of common stock. The Company received gross proceeds of approximately $468,750 before deducting underwriting discounts, commissions and offering related issuance costs; the Company did not receive any proceeds from the sale of shares by the selling stockholders. The unaudited condensed consolidated financial statements as of September 30, 2021, including share and per share amounts, include the effects of the IPO.

Secondary Public Offering

In August 2021, the Company completed a secondary public offering of 12,000,000 shares of common stock sold by the selling stockholders identified in the Company’s final prospectus that forms a part of the Company’s Registration Statement on Form S-1 (File No. 333-258186), filed with the SEC pursuant to Rule 424(b)(5) on August 24, 2021. The Company did not receive any proceeds from the sale of shares by the selling stockholders, and the Company incurred $498 of expenses in connection with the secondary public offering, which were recorded in general and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

2. Summary of Significant Accounting Policies

The accompanying unaudited condensed consolidated financial statements as of September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020 have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. Certain information and note disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2020 included in the Prospectus.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the included disclosures are adequate, and the accompanying unaudited condensed consolidated financial statements contain all adjustments which are necessary for a fair presentation of the Company’s consolidated financial position as of September 30, 2021, consolidated results of operations and comprehensive income (loss) for the three and nine months ended September 30, 2021 and 2020, and consolidated cash flows for the nine months ended September 30, 2021 and 2020. Such adjustments are of a normal and recurring nature. The consolidated results of operations for the three and nine months ended September 30, 2021 are not necessarily indicative of the consolidated results of operations that may be expected for the year ending December 31, 2021.

Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the periods reported. Some of the significant estimates that the Company has made pertain to the determination of deferred tax assets and liabilities; estimates utilized to determine the fair value of assets acquired and liabilities assumed in business combinations and the related goodwill and intangibles; and certain assumptions used related to the evaluation of goodwill, intangibles, and property and equipment asset impairment. Actual results could differ from those estimates.

Accounts Receivable, Net

Accounts receivable are presented net of an allowance for doubtful accounts of $99 and $197 as of September 30, 2021 and December 31, 2020, respectively. The activity in the allowance for doubtful accounts was immaterial for the three and nine months ended September 30, 2021 and 2020.

Inventory

Inventory for the periods presented is as follows:

	As of
	September 30, 2021	December 31, 2020
Chemical washing solutions	$5,708	$6,490
Other	33	52

Total inventory, gross	5,741	6,542
Reserve for obsolescence	(108)	(127)

Total inventory, net	$5,633	$6,415

The activity in the reserve for obsolescence was immaterial for the three and nine months ended September 30, 2021 and 2020.

Revenue Recognition

The following table summarizes the composition of the Company’s revenue, net for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Recognized over time	$127,825	$92,870	$358,456	$237,412
Recognized at a point in time	66,026	55,377	206,087	154,022
Other revenue	459	7,549	2,355	21,470

Revenue, net	$194,310	$155,796	$566,898	$412,904

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted-average shares outstanding for the period and includes the dilutive impact of potential new shares issuable upon vesting and exercise of stock options, vesting of restricted stock units, and stock purchase rights granted under an employee stock purchase plan. Potentially dilutive securities are excluded from the computation of diluted net income (loss) per share if their effect is antidilutive. Reconciliations of the numerators and denominators of the basic and diluted net income (loss) per share calculations for the periods presented are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Numerator:
Net income (loss)	$27,366	$19,869	$(58,350)	$19,975

Denominator:
Weighted-average common shares outstanding - basic	296,360,660	261,863,586	274,387,532	261,784,795
Effect of potentially dilutive securities:
Stock options	30,251,223	12,248,109	—	12,209,774
Restricted stock units	652,019	—	—	—
Employee stock purchase plan	56,267	—	—	—

Weighted-average common shares outstanding - diluted	327,320,169	274,111,695	274,387,532	273,994,569

Net income (loss) per share - basic	$0.09	$0.08	$(0.21)	$0.08

Net income (loss) per share - diluted	$0.08	$0.07	$(0.21)	$0.07

The following potentially dilutive shares were excluded from the computation of diluted net income (loss) per share for the periods presented because including them would have been antidilutive:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Stock options	2,086,437	2,020,079	33,773,922	1,951,043
Restricted stock units	—	—	1,592,524	—
Employee stock purchase plan	—	—	244,751	—

Deferred Offering Costs

The Company capitalizes certain legal, accounting, and other third-party fees that are directly related to the Company’s equity financings, including the IPO, until such financings are consummated. After consummation of an equity financing, these costs are then recorded as a reduction of the proceeds received as a result of the financing. Should a planned equity financing be abandoned, terminated, or significantly delayed, the deferred offering costs would be immediately written off to operating expenses. Upon the closing of the IPO in June 2021, all deferred offering costs in the accompanying unaudited condensed consolidated balance sheets were reclassified from prepaid expenses and other current assets and recorded against the IPO proceeds as a reduction to additional paid-in capital. As of September 30, 2020, there were no deferred offering costs capitalized.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU No. 2019-12”), which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740. The Company early adopted ASU No. 2019-12 on April 1, 2021 and the amendments applicable to the Company were applied prospectively. The adoption of this standard impacted the income tax benefit realized by the Company in the unaudited condensed consolidated statements of operations and comprehensive income (loss) for the three and nine months ended September 30, 2021, and the current tax liability and net deferred tax liability recorded in other accrued expenses and long-term deferred tax liability, respectively, in the unaudited condensed consolidated balance sheet as of September 30, 2021.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848) (“ASU No. 2020-04”) and issued the following subsequent amendments to ASU No. 2020-04: ASU No. 2021-01. The new guidance is intended to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. Reference rate reform is necessary due to the phase out of the London Interbank Offered Rate (“LIBOR”) at the end of 2021. The adoption of this guidance is optional and provides relief around modification and hedge accounting as it specifically arises from changing reference rates, in addition to optional expedients for cash flow hedges. The guidance will be effective from March 12, 2020 through December 31, 2022. The Company adopted ASU No. 2020-04 on April 1, 2021, and the adoption of this standard did not have an impact on the Company’s unaudited condensed consolidated financial statements or disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU No. 2016-13”), which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company beginning January 1, 2023, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the effect that ASU No. 2016-13 will have on its unaudited condensed consolidated financial statements and related disclosures.

3. Property and Equipment, Net

Property and equipment, net consisted of the following for the periods presented:

	As of
	September 30, 2021	December 31, 2020
Land	$29,729	$28,316
Buildings and improvements	70,757	55,250
Finance leases	16,497	16,497
Leasehold improvements	88,567	83,561
Vehicles and equipment	168,620	143,435
Furniture, fixtures and equipment	72,354	61,350
Construction in progress	23,256	13,187

Property and equipment, gross	469,780	401,596
Less: accumulated depreciation	(168,053)	(138,238)
Less: accumulated depreciation - finance leases	(1,051)	(324)

Property and equipment, net	$300,676	$263,034

For the three months ended September 30, 2021 and 2020, depreciation expense was $11,388 and $9,654, respectively. For the nine months ended September 30, 2021 and 2020, depreciation expense was $31,596 and $28,197, respectively.

For the three months ended September 30, 2021 and 2020, amortization expense on finance leases was $242 and $51, respectively. For the nine months ended September 30, 2021 and 2020, amortization expense on finance leases was $727 and $94, respectively.

4. Other Intangible Assets, Net

Other intangibles assets, net consisted of the following as of the periods presented:

	September 30, 2021		December 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Trade names and Trademarks	$107,000	$—	$107,000	$—
CPC Unity System	42,900	30,519	42,900	27,301
Customer relationships	8,800	7,530	7,600	7,376
Covenants not to compete	7,565	3,694	7,515	3,319

	$166,265	$41,743	$165,015	$37,996

For the three months ended September 30, 2021 and 2020, amortization expense associated with the Company’s finite-lived intangible assets was $1,350 and $1,702, respectively.

For the nine months ended September 30, 2021 and 2020, amortization expense associated with the Company’s finite-lived intangible assets was $4,207 and $5,213, respectively.

As of September 30, 2021, estimated future amortization expense was as follows:

Fiscal Year Ending:
2021 (remaining three months)	$1,479
2022	6,081
2023	5,602
2024	3,529
2025	364
Thereafter	467

Total estimated future amortization expense	$17,522

5. Goodwill

Goodwill consisted of the following for the periods presented:

	As of
	September 30, 2021	December 31, 2020
Balance at beginning of period	$737,415	$731,989
Current period acquisitions	23,248	21,467
Current period dispositions	—	(16,191)
Other provisional adjustments	(893)	150

Balance at end of period	$759,770	$737,415

6. Income Taxes

The effective income tax rates on continuing operations for the nine months ended September 30, 2021 and 2020 were 33.77% and 9.70%, respectively. In general, the effective tax rates differed from the U.S. federal statutory income tax rate primarily due to state income taxes, non-deductible expenses such as those related to certain executive compensation, and other discrete tax benefits recorded during the period.

The year-to-date provision for income taxes for the nine months ended September 30, 2021 included taxes on earnings at an anticipated annual effective tax rate of 25.19% and a favorable tax impact of $58,433 related primarily to discrete tax benefits originating from stock option exercises and stock-based compensation expenses recorded in the three months ended June 30, 2021.

The year-to-date provision for income taxes for the nine months ended September 30, 2020 included taxes on earnings at an anticipated annual effective tax rate of 25.52% and a favorable tax impact of $3,503 related primarily to the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) that was enacted into law in March 2020.

The CARES Act permitted the Company to carry back federal net operating losses to earlier tax years where the highest federal statutory income tax rate was 35.00%, resulting in an increase in the tax benefit originally computed at 21.00% of the expected net operating loss carryforward.

For the nine months ended September 30, 2021 and 2020, the Company did not record any unrecognized tax benefits or interest and penalties related to any uncertain tax positions.

7. Debt

The Company’s long-term debt consisted of the following as of the periods presented:

	As of
	September 30, 2021	December 31, 2020
Credit agreement
First lien term loan	$613,301	$827,600
Less: debt issuance costs	(3,178)	(4,849)
Less: current maturities of debt	(8,400)	(8,400)

First lien term loan, net	601,723	814,352

Revolving commitment	—	—

Credit agreement, net	$601,723	$814,352

Second lien credit agreement
Second lien term loan	$—	$242,673
Less: debt issuance costs	—	(2,205)

Second lien credit agreement, net	$—	$240,468

Total long-term portion of debt, net	$601,723	$1,054,820

As of September 30, 2021, annual maturities of debt were as follows:

Fiscal Year Ending:
2021 (remaining three months)	$2,100
2022	8,400
2023	8,400
2024	8,400
2025	8,400
Thereafter	577,601

Total maturities of debt	$613,301

As of September 30, 2021 and December 31, 2020, unamortized deferred financing costs were $3,666 and $7,494, respectively, and accumulated amortization of deferred financing costs was $2,508 and $3,057, respectively.

For the three months ended September 30, 2021 and 2020, the amortization of deferred financing costs in interest expense, net in the unaudited condensed consolidated statements of operations and comprehensive income (loss) was approximately $200 and $414, respectively.

For the nine months ended September 30, 2021 and 2020, the amortization of deferred financing costs in interest expense, net in the unaudited condensed consolidated statements of operations and comprehensive income (loss) was approximately $898 and $1,241, respectively.

Credit Agreement

On August 21, 2014, the Company entered into a Credit Agreement (“Credit Agreement”) which was originally comprised of a term loan (“First Lien Term Loan”) and a revolving commitment (“Revolving Commitment”). The Credit Agreement was collateralized by substantially all personal property (including cash, inventory, property and equipment, and intangible assets), real property, and equity interests owned by the Company.

Under the Credit Agreement and with respect to the First Lien Term Loan, the Company had the option of selecting either (i) a Base Rate interest rate plus fixed margin of 2.25% or (ii) a Eurodollar (LIBOR) interest rate for one, two, three or six months plus a fixed margin of 3.25%.

Under the Credit Agreement and with respect to the Revolving Commitment, the Company had the option of selecting either (i) a Base Rate interest rate plus a variable margin of 2.50% to 3.00%, based on the Company’s First Lien Net Debt Leverage Ratio, or (ii) a Eurodollar (LIBOR) interest rate for one, two, three or six months plus a variable margin of 3.50% to 4.00%, based on the Company’s First Lien Net Leverage Ratio.

First Lien Term Loan

In February 2020, the Company entered into Amendment No. 1 to Amended and Restated First Lien Credit Agreement (“Amended First Lien Credit Agreement”) which amended and restated the Amended and Restated First Lien Credit Agreement entered into in May 2019 (“First Lien Credit Agreement”). The Amended First Lien Credit Agreement changed the interest rate spreads associated with the First Lien Credit Agreement where (i) the variable margin associated with the Base Rate interest rate plus a variable margin based on the Company’s First Lien Net Leverage Ratio changed from 2.25% to 2.50% to 2.00% to 2.25% and (ii) the variable margin associated with the Eurodollar Rate interest rate for one, two, three or six months plus a variable margin based on the Company’s First Lien Net Leverage Ratio changed from 3.25% to 3.50% to 3.00% to 3.25%. In connection with the Amended First Lien Credit Agreement, the Company expensed $1,918 of previously unamortized deferred financing costs as a loss on extinguishment of debt in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

In February 2020 and March 2020, the Company borrowed $30,000 and $10,000, respectively, under the delayed draw facility under the First Lien Term Loan, utilizing the full $40,000 available under the delayed draw facility. As a result of the additional borrowings under the delayed draw facility, the quarterly principal payments associated with the First Lien Term Loan increased from $2,000 to $2,100.

In June 2021, the Company made a voluntary prepayment of $190,400 of outstanding principal under the First Lien Term Loan funded by the net proceeds from the IPO. In connection with the voluntary prepayment, the Company expensed $1,037 of previously unamortized deferred financing costs as a loss on extinguishment of debt in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

As of September 30, 2021 and December 31, 2020, the interest rate on the First Lien Term Loan was 3.08% and 3.40%, respectively.

The Amended First Lien Credit Agreement requires the Company to maintain compliance with a First Lien Net Leverage Ratio. As of September 30, 2021, the Company was in compliance with the First Lien Net Leverage Ratio financial covenant of the Amended First Lien Credit Agreement.

Revolving Commitment

In June 2021, the Company entered into Amendment No. 2 to Amended and Restated First Lien Credit Agreement that (i) increased the maximum available borrowing capacity under the Revolving Commitment from $75,000 to $150,000 and (ii) extended the maturity date of the Revolving Commitment to the earliest to occur of (a) June 4, 2026, (b) the date that is six months prior to the maturity date of the First Lien Term Loan (provided that clause (b) shall not apply if the maturity date for the First Lien Term Loan is extended to a date that is at least six months after June 4, 2026, the First Lien Term Loan is refinanced having a maturity date at least six months after June 4, 2026, or the First Lien Term Loan is paid in full), (c) the date that commitments under the Revolving Commitment are permanently reduced to zero, and (d) the date of the termination of the commitments under the Revolving Commitment. The increase to the maximum available borrowing capacity was effected on the close of the IPO in June 2021. In connection with the amendment, the Company expensed $87 of previously unamortized deferred financing costs as a loss on extinguishment of debt in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

The maximum available borrowing capacity under the Revolving Commitment is reduced by outstanding letters of credit under the Revolving Commitment. As of September 30, 2021 and December 31, 2020, the available borrowing capacity under the Revolving Commitment was $149,694 and $74,531, respectively.

In addition, an unused commitment fee based on the Company’s First Lien Net Leverage Ratio is payable on the average of the unused borrowing capacity under the Revolving Commitment. As of September 30, 2021 and December 31, 2020, the unused commitment fee was 0.25% and 0.50%, respectively.

Standby Letters of Credit

As of September 30, 2021, the Company has a letter of credit sublimit of $10,000 under the Revolving Commitment, provided that the total utilization of revolving commitments under the Revolving Commitment does not exceed $150,000 subsequent to the First Lien Credit Agreement. Any letter of credit issued under the Credit Agreement has an expiration date which is the earlier of (i) no later than 12 months from the date of issuance or (ii) five business days prior to the maturity date of the Revolving Commitment, as amended under Amendment No. 2 to Amended and Restated First Lien Credit Agreement. Letters of credit under the Revolving Commitment reduce the maximum available borrowing capacity under the Revolving Commitment. As of September 30, 2021 and December 31, 2020, the amounts associated with outstanding letters of credit were $306 and $469, respectively, and unused letters of credit under the Revolving Commitment were $9,694 and $9,531, respectively.

Second Lien Credit Agreement

In March 2020, the Company entered into the First Amendment to Second Lien Credit Agreement (“Amended Second Lien Credit Agreement”). The Amended Second Lien Credit Agreement provided for an incremental term loan to the Company in an aggregate amount of $5,625 under the same terms as the Second Lien Credit Agreement. The incremental term loan under the Amended Second Lien Credit Agreement is an investment from a related party (see Note 14-Related-Party Transactions). The Amended Second Lien Credit Agreement also allowed the Company to make its quarterly interest payments on the term loan under the Amended Second Lien Credit Agreement (“Second Lien Term Loan”) via payment-in-kind (“PIK”) by adding such amount to the outstanding principal amount of the Second Lien Term Loan. The Company made PIK additions to its outstanding principal amounts in the amounts of $5,906 and $6,142 in March 2020 and June 2020, respectively. The Amended Second Lien Credit Agreement also increased the interest rate of the Second Lien Term Loan to 10.50% effective January 1, 2020 to June 30, 2020.

In June 2021, the Company made a voluntary prepayment of all outstanding borrowings under the Second Lien Term Loan funded by the net proceeds from the IPO, which included outstanding principal of $242,673 and accrued interest expense of $6,050. In connection with this voluntary prepayment, the Company expensed $2,059 of previously unamortized deferred financing costs as a loss on extinguishment of debt in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

As of December 31, 2020 and through the date of extinguishment, the interest rate on the Second Lien Term Loan was 10.00%.

8. Fair Value Measurements

The following table presents financial liabilities which are measured at fair value on a recurring basis as of September 30, 2021:

	Fair Value Measurements
	Total	Level 1	Level 2	Level 3
Liabilities:
Interest rate swap	$988	$—	$988	$—

The following table presents financial liabilities which are measured at fair value on a recurring basis as of December 31, 2020:

	Fair Value Measurements
	Total	Level 1	Level 2	Level 3
Liabilities:
Interest rate swap	$1,488	$—	$1,488	$—

The Company measures the fair value of its financial assets and liabilities using the highest level of inputs that are available as of the measurement date. The carrying amounts of cash, accounts receivable, and accounts payable approximate their fair value due to the immediate or short-term maturity of these financial instruments. See Note 9-Interest Rate Swap for additional information on the interest rate swap.

As of September 30, 2021 and December 31, 2020, the fair value of the Company’s First Lien Term Loan approximated its carrying value.

As of September 30, 2021 and December 31, 2020, there were no Level 3 financial assets or financial liabilities measured at fair value on a recurring basis.

During the three and nine months ended September 30, 2021 and 2020, there were no transfers between fair value measurement levels.

9. Interest Rate Swap

In May 2020, the Company entered into a pay-fixed, receive-floating interest rate swap (the “Swap”) to mitigate variability in forecasted interest payments on an amortizing notional of $550,000 of the Company’s variable-rate First Lien Term Loan. The Company designated the Swap as a cash flow hedge.

As of September 30, 2021, information pertaining to the Swap was as follows:

Notional Amount	Fair Value	Pay-Fixed	Receive-Floating	Maturity Date
$545,812	$988	0.308%	0.087%	October 20, 2022

As of September 30, 2021 and December 31, 2020, the current portion of the fair value of the Swap was $971 and $931, respectively, and is included in other accrued expenses in the accompanying unaudited condensed consolidated balance sheets.

As of September 30, 2021 and December 31, 2020, the long-term portion of the fair value of the Swap was $17 and $557, respectively, and is included in other long-term liabilities in the accompanying unaudited condensed consolidated balance sheets.

For the three months ended September 30, 2021 and 2020, amounts reported in other comprehensive income (loss) in the accompanying unaudited condensed consolidated statements of operations and comprehensive income (loss) are net of tax of $18 and $95, respectively.

For the nine months ended September 30, 2021 and 2020, amounts reported in other comprehensive income (loss) in the accompanying unaudited condensed consolidated statements of operations and comprehensive income (loss) are net of tax of $133 and $394, respectively.

10. Leases

Balance sheet information related to leases consisted of the following for the periods presented:

		As of
	Classification	September 30, 2021	December 31, 2020
Assets
Operating	Operating right of use assets, net	$699,274	$681,538
Finance	Property and equipment, net	15,446	16,173

Total lease assets		$714,720	$697,711

Liabilities
Current
Operating	Current maturities of operating lease liability	$36,218	$33,485
Finance	Current maturities of finance lease liability	542	495
Long-term
Operating	Operating lease liability	700,548	685,479
Finance	Financing lease liability	15,507	15,917

Total lease liabilities		$752,815	$735,376

Components of total lease cost, net, consisted of the following for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Operating lease expense(1)	$20,134	$19,706	$58,654	$58,745
Finance lease expense
Amortization of lease assets	242	50	727	81
Interest on lease liabilities	290	65	876	111
Short-term lease expense	23	11	42	34
Variable lease expense(2)	2,160	1,498	8,648	6,473

Total	$22,849	$21,330	$68,947	$65,444

(1)

Operating lease expense includes an immaterial amount of sublease income and is included in other store operating expenses and general and administrative expenses in the accompanying unaudited condensed consolidated statements of operations and comprehensive income (loss).

(2)	Variable lease costs consist of property taxes, property insurance, and common area or other maintenance costs for the Company’s leases of buildings.

The following includes supplemental information for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Operating cash flows from operating leases	$20,490	$19,085	$59,831	$56,730
Operating cash flows from finance leases	$290	$65	$876	$111
Financing cash flows from finance leases	$124	$45	$364	$106
Operating lease liabilities arising from obtaining ROU assets	$12,251	$11,342	$44,271	$26,867
Finance lease liabilities arising from obtaining ROU assets	$—	$15,597	$—	$15,597
Weighted-average remaining operating lease term	14.55	14.94	14.55	14.94
Weighted-average remaining finance lease term	17.51	18.39	17.51	18.39
Weighted-average operating lease discount rate	6.45%	6.26%	6.45%	6.26%
Weighted-average finance lease discount rate	7.33%	7.33%	7.33%	7.33%

As of September 30, 2021, lease obligation maturities were as follows:

Fiscal Year Ending:	Operating Leases	Finance Leases
2021 (remaining three months)	$20,557	$419
2022	82,311	1,683
2023	81,945	1,716
2024	81,325	1,741
2025	80,998	1,766
Thereafter	809,097	23,883

Total future minimum obligations	$1,156,233	$31,208
Less: Present value discount	(419,467)	(15,159)

Present value of net future minimum lease obligations	$736,766	$16,049
Less: current portion	(36,218)	(542)

Long-term obligations	$700,548	$15,507

Forward-Starting Leases

As of September 30, 2021, the Company entered into 9 leases that had not yet commenced related to build-to-suit arrangements for car wash locations. These leases will commence in the remainder of 2021 or in 2022 with initial lease terms of five to 20 years.

As of December 31, 2020, the Company entered into 10 leases that had not yet commenced related to build-to-suit arrangements for car wash locations. These leases will commence in the remainder of 2021 or in 2022 with initial lease terms of five to 20 years.

Sale-Leaseback Transactions

During the three months ended September 30, 2021 and 2020, the Company completed one and two sale-leaseback transactions related to its car wash locations, respectively, for aggregate consideration of $5,000 and $7,007, respectively, resulting in a net loss of $6 and net gain of $4,408, respectively, which are included in loss (gain) on sale of assets in the accompanying unaudited condensed consolidated statements of operations and comprehensive income (loss). Contemporaneously with the closing of the sales, the Company entered into lease agreements for the properties for initial 15- to 20-year terms. For the sale-leaseback transaction consummated in the three months ended September 30, 2021, the cumulative initial annual rent for the property was approximately $310, subject to annual escalations. This lease is accounted for as an operating lease. For the sale-leaseback transactions consummated in the three months ended September 30, 2020, the cumulative initial annual rents for the properties were approximately $433, subject to annual escalations. These leases are accounted for as operating leases.

During the nine months ended September 30, 2021 and 2020, the Company completed five and three sale-leaseback transactions related to its car wash locations, respectively, with aggregate consideration of $51,267 and $10,812, respectively, resulting in net gains of $6,840 and $4,210, respectively, which are included in loss (gain) on sale of assets in the accompanying unaudited condensed consolidated statements of operations and comprehensive income (loss). Contemporaneously with the closing of the sales, the Company entered into lease agreements for the properties for initial 15- to 20-year terms. For the sale-leaseback transactions consummated in the nine months ended September 30, 2021, the cumulative initial annual rents for the properties were approximately $3,192, subject to annual escalations. These leases are accounted for as operating leases. For the sale-leaseback transactions consummated in the nine months ended September 30, 2020, the cumulative initial annual rents for the properties were approximately $681, subject to annual escalations. These leases are accounted for as operating leases.

11. Stockholders’ Equity

As of September 30, 2021, there were 1,000,000,000 shares of common stock authorized, 299,968,425 shares of common stock issued, and 296,794,199 shares of common stock outstanding.

As of December 31, 2020, there were 1,000,000,000 shares of common stock authorized, 264,747,644 shares of common stock issued, and 261,907,622 shares of common stock outstanding.

As of September 30, 2021 and December 31, 2020, the Company had 3,174,226 shares and 2,840,022 shares, respectively, of treasury stock. As of September 30, 2021 and December 31, 2020, the cost of treasury stock included in additional paid-in capital in the accompanying unaudited condensed consolidated balance sheets was $6,091 and $3,330, respectively.

12. Stock-Based Compensation

The 2014 Plan

Under the 2014 Stock Option Plan of Hotshine Holdings, Inc. (the “2014 Plan”), the Company may grant incentive stock options or nonqualified stock options to purchase common shares of the Company to its employees, directors, officers, outside advisors and non-employee consultants.

All stock options granted under the 2014 Plan are equity-classified and have a contractual life of ten years. Under the 2014 Plan, 60% of the shares in a grant contain service-based vesting conditions and vest ratably over a five-year period and 40% of the shares in a grant contain performance-based vesting conditions (“Performance Vesting Options”). The condition for the Performance Vesting Options is a change in control or an initial public offering, where (i) 50% of the Performance Vesting Options vest and become exercisable if the Principal Stockholders receive the Target Proceeds at the Measurement Date and (ii) the remaining 50% of the Performance Vesting Options vest and become exercisable if the Principal Stockholders receive the Maximum Amount at the Measurement Date. Principal Stockholders is defined in the 2014 Plan as (a) Green Equity Investors VI, L.P., (b) Green Equity Investors Side VI, L.P., (c) LGP Associates VI-A, LLC, (d) LGP Associates VI-B LLC, and (e) the affiliates of the foregoing entities. Measurement Date is defined as the date of a change in control or an initial public offering, whichever comes first. The Target Proceeds and Maximum Amount are defined and measured by either multiples of invested capital or an annual compounded pre-tax internal rate of return on investment. In June 2021, the Company modified all outstanding shares of Performance Vesting Options to remove, subject to the successful completion of the IPO, the requirement that the Principal Stockholders receive the Target Proceeds and the Maximum Amount as conditions for the Performance Vesting Options to vest. The exercise prices for stock options granted under the 2014 Plan were not less than the fair market value of the common stock of the Company on the date of grant. For the avoidance of doubt, the IPO constituted a performance measurement date under the applicable option agreements for the Performance Vesting Options and the Performance Vesting Options vested in full in connection with the IPO.

The 2021 Plan

In June 2021, the Board adopted the 2021 Incentive Award Plan (the “2021 Plan”), which was subsequently approved by the Company’s stockholders and became effective on June 25, 2021. Under the 2021 Plan, the Company may grant incentive stock options, nonqualified stock options, restricted stock units (“RSUs”), restricted stock, and other stock- or cash-based awards to its employees, directors, officers, and non-employee consultants. Initially, the maximum number of shares of the Company’s common stock that may be issued under the 2021 Plan is 29,800,000 new shares of common stock, which includes 256,431 shares of common stock that remained available for issuance under the 2014 Plan at June 25, 2021. In connection with the IPO, stock option and RSU awards were granted with respect to 3,726,305 shares. Any shares of common stock subject to outstanding stock awards granted under the 2014 Plan and, following June 25, 2021, terminate, expire or are otherwise forfeited, reacquired or withheld will become available for issuance under the 2021 Plan.

All stock options granted under the 2021 Plan are equity-classified and have a contractual life of ten years. Under the 2021 Plan, the stock options contain service-based vesting conditions and generally vest ratably over a three- or five-year period (collectively with stock options under the 2014 Plan, the “Time Vesting Options”). The exercise prices for stock options granted under the 2021 Plan were not less than the fair market value of the common stock of the Company on the date of grant.

RSUs granted under the 2021 Plan are equity-classified and contain service-based conditions and generally vest ratably over one- to five-year periods. Each RSU represents the right to receive one share of the Company’s common stock upon vesting. The fair value is calculated based upon the Company’s closing stock price on the date of grant, and the stock-based compensation expense is recognized over the requisite service period, which is generally the vesting period.

The 2014 Plan and 2021 Plan are administered by the Board or, at the discretion of the Board, by a committee thereof. The exercise prices for stock options, the vesting of awards, and other restrictions are determined at the discretion of the Board, or its committee if so delegated.

The 2021 ESPP

In June 2021, the Board adopted the 2021 Employee Stock Purchase Plan (“2021 ESPP”), which was subsequently approved by the Company’s stockholders and became effective in June 2021. The 2021 ESPP authorizes the initial issuance of up to 5,000,000 shares of the Company’s common stock to eligible employees of the Company or, as designated by the Board, employees of a related company. The 2021 ESPP provides for offering periods not to exceed 27 months, and each offering period will include purchase periods. The Company determined that offering periods would commence at approximately the six-month period beginning with an enrollment date and ending with the next exercise date, except that the first offering period commenced on the effective date of the Company’s registration statement and will end on November 9, 2021.

The 2021 ESPP provides that the number of shares reserved and available for issuance under the 2021 ESPP will automatically increase on January 1 of each calendar year from January 1, 2022 through January 1, 2031 by an amount equal to the lesser of (i) 0.5% of the outstanding number of shares of common stock on the immediately preceding December 31 and (ii) such lesser number of shares of common stock as determined by the Board.

Share-Based Payment Valuation

The grant date fair value of Time Vesting Options granted is determined using the Black-Scholes option-pricing model. The grant date fair value of Performance Vesting Options is determined using a Monte Carlo simulation model and a barrier-adjusted Black-Scholes option-pricing model. The grant date fair value of stock purchase rights granted under the 2021 ESPP is determined using the Black-Scholes option-pricing model.

2021 ESPP Valuation

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant date fair value of stock purchase rights granted under the 2021 ESPP during the three months ended September 30, 2021:

Three Months Ended September 30, 2021
Expected volatility	38.64%
Risk-free interest rate	0.05%
Expected term (in years)	0.35
Expected dividend yield	0.00%

Stock Options

The following table summarizes the Company’s stock option activity since December 31, 2020:

	Time Vesting Options	Performance Vesting Options	Total Number of Stock Options	Weighted-Average Exercise Price
Outstanding as of December 31, 2020	19,958,043	13,341,504	33,299,547	$0.78
Granted	3,208,581	747,936	3,956,517	$10.24
Exercised	(3,284,641)	(104,573)	(3,389,214)	$0.66
Forfeited	(55,776)	(37,152)	(92,928)	$2.31

Outstanding as of September 30, 2021	19,826,207	13,947,715	33,773,922	$1.90

Options vested or expected to vest as of September 30, 2021	19,100,621	13,947,715	33,048,336	$0.94

Options exercisable as of September 30, 2021	14,126,109	13,947,715	28,073,824	$0.84

The number and weighted-average grant date fair value of stock options during the periods presented is as follows:

	Number of Stock Options		Weighted-Average Grant Date Fair Value
	Time Vesting Options	Performance Vesting Options	Time Vesting Options	Performance Vesting Options
Non-vested as of December 31, 2020	3,450,607	13,341,504	$0.96	$0.59
Non-vested as of September 30, 2021	5,700,098	—	$3.25	$—
Granted during the period	3,208,581	747,936	$5.11	$2.26
Vested during the period	903,314	14,052,288	$0.86	$14.37
Forfeited/canceled during the period	55,776	37,152	$0.73	$1.27

The total grant date fair value of Time Vesting Options and Performance Vesting Options granted during the nine months ended September 30, 2021 was approximately $16,408 and $3,895, respectively.

The fair value of stock options vested during the nine months ended September 30, 2021 was $320,936.

As of September 30, 2021, the weighted-average remaining contractual life of outstanding stock options was approximately 4.90 years.

Restricted Stock Units

The following table summarizes the Company’s RSU activity since December 31, 2020:

	Restricted Stock Units	Weighted-Average Grant Date Fair Value
Unvested as of December 31, 2020	—	$—
Granted	1,639,868	$15.00
Vested	(7,680)	$15.00
Forfeited	(39,664)	$15.00

Unvested as of September 30, 2021	1,592,524	$15.00

The Company granted 1,639,868 RSUs during the nine months ended September 30, 2021.

The total fair value of RSUs that vested during the nine months ended September 30, 2021 was $165.

Stock-Based Compensation Expense

The Company estimated a forfeiture rate of 6.96% for awards with service-based vesting conditions based on historical experience and future expectations of the vesting of these share-based payments. The Company used this rate as an assumption in calculating stock-based compensation expense for Time Vesting Options, RSUs, and stock purchase rights granted under the 2021 ESPP.

Total stock-based compensation expense, by caption, recorded in the unaudited condensed consolidated statements of operations and comprehensive income (loss) for the periods presented is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Cost of labor and chemicals	$2,806	$—	$34,248	$—
General and administrative	3,945	402	176,044	1,187

Total stock-based compensation expense	$6,751	$402	$210,292	$1,187

Total stock-based compensation expense, by award type, recorded in the unaudited condensed consolidated statements of operations and comprehensive income (loss) for the periods presented is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Time Vesting Options	$2,184	$402	$3,458	$1,187
Performance Vesting Options	—	—	201,985	—
RSUs	3,076	—	3,358	—
2021 ESPP	1,491	—	1,491	—

Total stock-based compensation expense	$6,751	$402	$210,292	$1,187

As of September 30, 2021, total unrecognized compensation expense related to unvested Time Vesting Options was $13,990, which is expected to be recognized over a weighted-average period of 3.37 years.

As of September 30, 2021, there was no unrecognized compensation expense related to unvested Performance Vesting Options as the completion of the IPO satisfied the performance condition and as a result, all outstanding Performance Vesting Options vested.

As of September 30, 2021, total unrecognized compensation expense related to unvested RSUs was $17,626, which is expected to be recognized over a weighted-average period of 3.55 years.

As of September 30, 2021, total unrecognized compensation expense related to unvested stock purchase rights under the 2021 ESPP was $711, which is expected to be recognized over a weighted-average period of 0.11 years.

Modification of Stock Options

In February 2021, the Company modified a total of 7,874,304 shares of Performance Vesting Options for 12 grantees to provide for an additional service-based vesting condition related to the acceleration of vesting in connection with a grantees’ death. The Company did not recognize current incremental stock-based compensation expense in connection with the modification during the three months ended March 31, 2021 because the grants vest upon the earlier of a performance condition or a service condition, neither of which are probable of occurring until the condition is met. The modification resulted in an increase to unrecognized compensation expense related to unvested Performance Vesting Options of $75,217 during the three months ended March 31, 2021.

In June 2021, the Company modified all outstanding shares of Performance Vesting Options to remove, subject to the successful completion of the IPO, the requirement that the Principal Stockholders receive the Target Proceeds and the Maximum Amount as conditions for the Performance Vesting Options to vest. This modification resulted in incremental stock-based compensation expense of $117,708, which was recognized in the three months ended June 30, 2021 in connection with the completion of the IPO.

13. Business Combinations

From time to time, the Company may pursue acquisitions of conveyorized car washes that either strategically fit with the Company’s business or expand the Company’s presence in new and attractive markets.

The unaudited condensed consolidated financial statements reflect the operations of an acquired business starting from the effective date of the acquisition. The Company expensed $26 and $120 of acquisition-related costs for the three months ended September 30, 2021 and 2020, respectively. The Company expensed $269 and $259 of acquisition-related costs for the nine months ended September 30, 2021 and 2020, respectively. These acquisition-related costs are expensed as incurred and are included in general and administrative expenses in the accompanying unaudited condensed consolidated statements of operations and comprehensive income (loss).

For the three and nine months ended September 30, 2021, the amount of acquired goodwill that was not deductible for income tax purposes was $114 and $1,196, respectively. For the year ended December 31, 2020, the amount of acquired goodwill that was not deductible for income tax purposes was $5,312.

2021 Acquisitions

For the three months ended September 30, 2021, the Company acquired the assets and liabilities of one conveyorized car wash in one acquisition for total consideration of approximately $10,420, which was paid in cash. This acquisition resulted in the preliminary recognition of $4,622 of goodwill, $5,565 of property and equipment, $180 of intangible assets related to covenants not to compete, and $53 of other assets and liabilities.

For the nine months ended September 30, 2021, the Company acquired the assets and liabilities of six conveyorized car washes in two acquisitions for total consideration of approximately $55,079, which was paid in cash. These acquisitions resulted in the recognition of $23,025 of goodwill, $30,084 of property and equipment, $1,200 of intangible assets related to customer relationships, $560 of intangible assets related to covenants not to compete, and $210 of other assets and liabilities.

The weighted-average amortization periods for the acquired customer relationships and covenants not to compete are 7.0 years and 5.0 years, respectively.

The acquisitions were located in the following markets:

Location (Seller)	Number of Washes	Month Acquired
Florida (Superwash Express)	5	June
Texas (Super Suds Car Wash)	1	July

Unaudited Supplemental Pro Forma Information

The following table presents unaudited supplemental pro forma information for the periods presented as if the business combinations had occurred on January 1, 2020, the earliest period presented herein:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenues, net	$194,370	$158,770	$574,943	$420,900
Net income (loss)	$27,008	$20,649	$(55,370)	$22,121

The unaudited pro forma results presented above primarily include amortization charges for acquired intangible assets, depreciation adjustments for property and equipment that has been revalued, adjustments for certain acquisition-related charges, and the related tax effects. The unaudited pro forma information is presented for information purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at such time.

For the three months ended September 30, 2021, the revenues and earnings of the acquisitions reflected in the accompanying unaudited condensed consolidated statements of operations and comprehensive income (loss) were $2,948 and $872, respectively.

For the nine months ended September 30, 2021, the revenues and earnings of the acquisitions reflected in the accompanying unaudited condensed consolidated statements of operations and comprehensive income (loss) were $2,973 and $802, respectively.

2020 Acquisitions

For the year ended December 31, 2020, the Company acquired the assets and liabilities of ten conveyorized car washes in four separate acquisitions for total consideration of approximately $33,584, which was paid in cash. These acquisitions resulted in the preliminary recognition of $21,467 of goodwill, $9,463 of property and equipment, $830 of intangible assets related to covenants not to compete, and $1,824 in other assets and liabilities.

The acquisitions were located in the following markets:

Location (Seller)	Number of Washes	Month Acquired
Florida (Love)	1	January
Washington (Bush)	7	September
Texas (Soapbox Express)	1	November
Florida (Avatar)	1	December

14. Related-Party Transactions

LGP, the majority owner of the Company, historically received $1,000 annually for various advisory and monitoring services provided to the Company. During the COVID-19 pandemic, these fees were waived for the remainder of 2020. The management services agreement with LGP that provided for the advisory and monitoring services terminated in June 2021 upon the consummation of the IPO.

For the three months ended September 30, 2021 and 2020, the Company did not pay fees and expenses to LGP. For the nine months ended September 30, 2021 and 2020, total fees and expenses paid by the Company to LGP were $500 and $250, respectively. Fees and expenses paid to LGP are included in general and administrative expenses in the accompanying unaudited condensed consolidated statements of operations and comprehensive income (loss).

LGP was one of the Company’s creditors under the Second Lien Credit Agreement with an investment of $5,625 allowed through the Amended Second Lien Credit Agreement. The Company made a voluntary prepayment of all outstanding balances under the Second Lien Term Loan in June 2021 (see Note 7-Debt).

15. Commitments and Contingencies

Litigation

From time to time, the Company is party to pending or threatened lawsuits arising out of or incident to the ordinary course of business. The Company carries professional and general liability insurance coverage and other insurance coverages. In the opinion of management and upon consultation with legal counsel, none of the pending or threatened lawsuits will have a material effect upon the consolidated financial position, operations, or cash flows of the Company.

Insurance

The Company carries a broad range of insurance coverage, including general and business auto liability, commercial property, workers’ compensation, cyber risk, and general umbrella policies. As of September 30, 2021 and December 31, 2020, the Company accrued $2,765 and $2,467, respectively, for assessments on insurance claims filed, which are included in other accrued expenses in the accompanying unaudited condensed consolidated balance sheets. As of September 30, 2021 and December 31, 2020, the Company recorded $2,174 and $2,052, respectively, in receivables from its non-healthcare insurance carriers related to these insurance claims, which are included in accounts receivable, net in the accompanying unaudited condensed consolidated balance sheets. The receivables are paid when the claim is finalized and the reserved amounts on these claims are expected to be paid within one year.

Environmental Matters

Operations at certain facilities currently or previously owned or leased by the Company utilize, or in the past have utilized, hazardous substances generally in compliance with applicable law. Periodically, the Company has had minor claims asserted against it by regulatory agencies or private parties for environmental matters relating to the handling of hazardous substances by the Company, and it has incurred obligations for investigations or remedial actions with respect to certain of these matters. There can be no assurances that activities at these facilities, or future facilities owned or operated by the Company, may not result in additional environmental claims being asserted against the Company or additional investigations or remedial actions being required. The Company is not aware of any significant remediation matters as of September 30, 2021. Because of various factors including the difficulty of identifying the responsible parties for any particular site, the complexity of determining the relative liability among them, the uncertainty as to the most desirable remediation techniques and the amount of damages and clean-up costs and the time period during which such costs may be incurred, the Company is unable to reasonably estimate the ultimate cost of claims asserted against the Company related to environmental matters; however, the Company does not believe such costs will be material to its unaudited condensed consolidated financial statements.

In addition to potential claims asserted against the Company, there are certain regulatory obligations associated with these facilities. The Company also has a third-party specialist to review the sites subject to these regulations annually, for the purpose of assigning future cost. A third party has conducted a preliminary assessment of site restoration provisions arising from these regulations and the Company has recognized a provisional amount. As of September 30, 2021, the Company recorded an environmental remediation accrual of $12, which is included in other accrued expenses in the accompanying unaudited condensed consolidated balance sheets.

16. Subsequent Events

The Company has evaluated all subsequent events after September 30, 2021 through the date of the issuance of these unaudited condensed consolidated financial statements and has determined there have been no subsequent events for which disclosure is required.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this Quarterly Report on Form 10-Q and the audited consolidated financial statements and related notes included in our prospectus that forms a part of our Registration Statement on Form S-1 (File No. 333-256697) which was filed with the Securities and Exchange Commission, or SEC, pursuant to Rule 424 on June 28, 2021 (the “Prospectus”). This discussion contains forward-looking statements based upon current plans, expectations and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in other parts of this Quarterly Report on Form 10-Q and in Part II, Item 1A. “Risk Factors” of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 (the “Second Quarter 10-Q”).

Who We Are

Mister Car Wash, Inc. is the largest national car wash brand, offering express exterior and interior cleaning services to customers across 360 car wash locations in 21 states as of September 30, 2021. Founded in 1996, we employ an efficient, repeatable, and scalable process, which we call the “Mister Experience,” to deliver a clean, dry, and shiny car every time. The core pillars of the “Mister Experience” are greeting every customer with a wave and smile, providing them the highest quality car wash, and delivering the experience quickly and conveniently. We offer a monthly subscription program, which we call the Unlimited Wash Club (“UWC”), as a flexible, quick, and convenient option for customers to keep their cars clean. As of September 30, 2021, we had 1.6 million UWC members, and in the three and nine months ended September 30, 2021, UWC sales represented 66% and 63% of our total wash sales, respectively, and UWC volume represented 74% and 72% of our total wash volume, respectively. Our scale and 25 years of innovation allow us to drive operating efficiencies and invest in training, infrastructure, and technology that improve speed of service, quality, and sustainability and realize strong financial performance.

Factors Affecting Our Business and Trends

We believe that our business and growth depend on a number of factors that present significant opportunities for us and may pose risks and challenges, including those discussed below and in Part II, Item 1A. “Risk Factors” of our Second Quarter 10-Q.

•

Growth in comparable store sales. Comparable store sales have been a strong driver of our net revenue growth and we expect it to continue to play a key role in our future growth and profitability. We will seek to continue to grow our comparable store sales by increasing the number of UWC members, increasing efficiency and throughput of our car wash locations, increasing marketing spend to add new customers, and increasing customer visitation frequency.

•

Number and loyalty of UWC members. The UWC program is a critical element of our business. UWC members contribute a significant portion of our net revenue and provide recurring revenue through their monthly membership fees. Our subscription business model is a key driver of our growth and allows us to capture a significant amount of data about our members, which we utilize to optimize our service offerings and user engagement.

•

Labor management. Hiring and retaining skilled team members and experienced management represents one of our largest costs. We believe people are the key to our success and we have been able to successfully attract and retain engaged, high-quality team members by paying competitive wages, offering attractive benefit packages, and providing robust training and development opportunities. While the competition for skilled labor is intense and subject to high turnover, we believe our approach to wages and benefits will continue to allow us to attract suitable team members and management to support our growth.

•

Macroeconomic trends. Macroeconomic factors may affect consumer spending patterns and thereby our results of operations. These factors include general economic conditions, consumer confidence, employment rates, business conditions, changes in the housing and new vehicle markets, the availability of credit, interest rates, tax rates, and fuel and energy costs.

Factors Affecting the Comparability of Our Results of Operations

Our results have been affected by, and may in the future be affected by, the following factors, which must be understood in order to assess the comparability of our period-to-period financial performance and condition.

Impact of COVID-19

To ensure the safety of our team members and customers and in compliance with local regulations at the onset of the COVID-19 pandemic in March 2020 and April 2020, we temporarily suspended operations at more than 300 of our locations and paused UWC membership billing. During this period, we upgraded our safety protocols and modified our operating model by temporarily suspending all interior cleaning services from locations offering those services. While our operations were suspended, we furloughed approximately 5,500 of our hourly car wash team members. Furloughed team members were not paid by us unless they elected to use accrued paid time off; however, we did continue to provide benefits coverage to any team member who was enrolled at the time of furlough. The suspension of our operations negatively impacted our net revenues, but improved our net income margin and Adjusted EBITDA margin as express exterior cleaning services are less labor intensive compared to interior cleaning services. We also proactively undertook several measures to augment our liquidity, such as drawing on our Revolving Commitment, requesting rent deferrals, suspending all acquisition activity, and pausing all greenfield development initiatives.

By the end of May 2020, all of our locations were safely reopened and offering express exterior cleaning services, including exterior-only services at Interior Cleaning Locations, we rehired a majority of our team members, and we had surpassed all-time highs in UWC membership. As of September 30, 2021, we employed 6,392 team members. By the end of 2020, we also repaid 100% of our deferred rent and successfully resumed both greenfield development initiatives and acquisition activity. Although our actions at the beginning of the COVID-19 pandemic impacted our financial results in 2020, we believe that our people-first approach engendered goodwill and loyalty among our team members and our customers, and allowed us to emerge an even stronger business.

Keeping our customers and team members safe has always been the highest priority for Mister Car Wash. We have been closely monitoring the national and local government health guidelines in each of our communities, and we proactively implemented extensive measures in response to COVID-19 throughout our business operations.

Given the unpredictable nature of this situation, we cannot estimate with certainty the long-term impacts of the pandemic related to COVID-19 and variants thereof, on our business, financial condition, results of operations, and cash flows. Although the future economic environment is uncertain, we are confident in our ability to continue to provide car wash services to our customers, and we remain committed to serving our customers as we continue to navigate the public health challenge of COVID-19.

We are closely monitoring the impact of COVID-19 and its variants on all aspects of our business and in all of our locations. See Part II, Item 1A. “Risk Factors—Risks Relating to Our Business— The ongoing pandemic related to COVID-19 and its variants has materially and adversely affected our business, financial condition and results of operations and may continue to do so” included elsewhere in this Quarterly Report on Form 10-Q.

Greenfield Location Development

Our primary historical growth strategy has involved acquiring local and regional car wash operators, upgrading the facilities and equipment, training the team to provide the “Mister Experience,” and converting the site to the “Mister” brand. More recently, we have also grown through greenfield development of Mister Car Wash locations, with particular focus on Express Exterior Locations, and anticipate further pursuit of this strategy in the future. As of September 30, 2021, we have successfully opened 31 greenfield locations, with the expectation of driving the majority of our future location growth through greenfield development. We believe such a strategy will drive improvements in our net income margins and Adjusted EBITDA margins as express exterior cleaning services are less labor intensive than interior cleaning services.

The comparability of our results may be impacted by the inclusion of financial performance of greenfield locations that have not delivered a full fiscal year of financial results nor ramped to more mature average unit volumes, which we typically expect after approximately three full years of operation.

Acquisitions

In the three months ended September 30, 2021, we completed one acquisition of one property that operated as a conveyorized car wash. In the nine months ended September 30, 2021, we completed three acquisitions of ten properties, six of which operated as conveyorized car washes at the time of acquisition and four of which previously operated as car washes; two of these four properties were conveyorized car washes and two of these four properties were self-serve washes. In the three months ended September 30, 2021, we reopened one of the two conveyorized car wash properties; once renovated and converted to the Mister brand, we will reopen the remaining conveyorized car wash property, at which point it will be included in our location count. The real property and any preexisting improvements to the two self-serve wash properties will subsequently be sold.

The comparability of our results may also be impacted by the inclusion of financial performance of our acquisitions that have not delivered a full fiscal year of operating results under our ownership.

Divestitures

In the three and nine months ended September 30, 2021, we did not consummate any significant divestitures.

Key Performance Indicators

We prepare and analyze various operating and financial data to assess the performance of our business and allocate our resources. The key operating performance and financial metrics and indicators we use are set forth below, as of and for the three and nine months ended September 30, 2021 and 2020.

	Three Months Ended September 30,		Nine Months Ended September 30,
(Dollars in thousands)	2021	2020	2021	2020
Financial and Operating Data
Location count (end of period)	360	338	360	338
Comparable store sales growth	21%	(6)%	39%	(15)%
UWC Members (in thousands, end of period)	1,564	1,189	1,564	1,189
UWC sales as a percentage of total wash sales	66%	62%	63%	60%
Net income (loss)	$27,366	$19,869	$(58,350)	$19,975
Net income (loss) margin	14.1%	12.8%	(10.3)%	4.8%
Adjusted EBITDA	$62,450	$43,385	$197,000	$111,609
Adjusted EBITDA margin	32.1%	27.8%	34.8%	27.0%

Location Count (end of period)

Our location count refers to the total number of car wash locations at the end of a period, inclusive of new greenfield locations, acquired locations, and closed locations. The total number of locations that we operate, as well as the timing of location openings, acquisitions, and closings, have, and will continue to have, an impact on our performance. In the three months ended September 30, 2021, we increased our location count by nine locations, including seven greenfield locations and two acquired locations. In the nine months ended September 30, 2021, we increased our location count by 18 locations, comprised of 11 greenfield locations and seven acquired locations. Our Express Exterior Locations comprise 276 of our current locations and our Interior Cleaning Locations comprise 84 of our current locations.

Comparable Store Sales Growth

A location is considered a comparable store on the first day of the 13th full calendar month following a location’s first day of operations. A location converted from an Interior Cleaning Location format to an Express Exterior Location format is excluded when the location did not offer interior cleaning services in the current period but did offer interior cleaning services in the prior year period. Comparable store sales growth is the percentage change in total wash sales of all comparable store car washes.

Opening new locations is a primary component of our growth strategy and as we continue to execute on our growth strategy, we expect that a significant portion of our sales growth will be attributable to non-comparable store sales. Accordingly, comparable store sales are only one measure we use to assess the success of our growth strategy.

UWC Members (end of period)

We view the number of UWC members and the growth in the number of UWC members on a net basis from period to period as key indicators of our revenue growth. The number of UWC members has grown over time as we have acquired new customers and retained previously acquired customers. There were approximately 1.6 million UWC members as of September 30, 2021. Our UWC program grew by approximately 0.3 million UWC members, or approximately 27%, from December 31, 2020 through September 30, 2021.

UWC Sales as a Percentage of Total Wash Sales

UWC sales as a percentage of total wash sales represents the penetration of our subscription membership program as a percentage of our overall wash sales. Total wash sales are defined as the net revenue generated from express exterior cleaning services and interior cleaning services for both UWC members and retail customers. UWC sales as a percentage of total wash sales is calculated as revenues, net generated from UWC members as a percentage of total wash sales. We have consistently grown this measure over time as we educate customers as to the value of our subscription offering. UWC sales were 66% and 63% of our total wash sales for the three and nine months ended September 30, 2021.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is a non-GAAP measure of our financial performance and should not be considered as an alternative to net income as a measure of financial performance or any other performance measure derived in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Adjusted EBITDA is defined as net income (loss) before interest expense, net, income tax provision (benefit), depreciation and amortization expense, loss (gain) on sale of assets, gain on sale of quick lube facilities, dividend recapitalization fees and payments, loss on early debt extinguishment, stock-based compensation expense, acquisition expenses, management fees, non-cash rent expense, expenses associated with securities offerings, and other nonrecurring charges. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenues, net for a given period.

We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our ongoing operating performance. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in our presentation of Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of Adjusted EBITDA in future periods, and any such modification may be material. In addition, Adjusted EBITDA may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

Our management believes Adjusted EBITDA is helpful in highlighting trends in our core operating performance compared to other measures, which can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. We also use Adjusted EBITDA in connection with establishing discretionary annual incentive compensation; to supplement U.S. GAAP measures of performance in the evaluation of the effectiveness of our business strategies; to make budgeting decisions; and because our Amended First Lien Credit Agreement (as defined below) uses measures similar to Adjusted EBITDA to measure our compliance with certain covenants.

Adjusted EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations include:

•	Adjusted EBITDA does not reflect our cash expenditure or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in our cash requirements for our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense and the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect cash requirements for replacement of assets that are being depreciated and amortized;

•	Adjusted EBITDA does not reflect non-cash compensation, which is a key element of our overall long-term compensation;

•	Adjusted EBITDA does not reflect the impact of certain cash charges or cash receipts resulting from matters we do not find indicative of our ongoing operations; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do.

Our Adjusted EBITDA was approximately $62.5 million and $43.4 million in the three months ended September 30, 2021 and 2020, respectively, and approximately $197.0 million and $111.6 million in the nine months ended September 30, 2021 and 2020, respectively. Our Adjusted EBITDA margin was 32.1% and 27.8% in in the three months ended September 30, 2021 and 2020, respectively, and approximately 34.8% and 27.0% in the nine months ended September 30, 2021 and 2020, respectively. The Adjusted EBITDA and Adjusted EBITDA margin results in the three months ended September 30, 2021 compared to the prior year period are primarily attributable to the increase in the number of UWC members participating in our UWC program. The Adjusted EBITDA and Adjusted EBITDA margin results in the nine months ended September 30, 2021 compared to the prior year period are primarily attributable to our car wash locations remaining open and operating for the entirety of the nine months ended September 30, 2021, as well as the increase in the number of UWC members participating in our UWC program. The following is a reconciliation of our net income (loss) to Adjusted EBITDA for the periods presented.

	Three Months Ended September 30,		Nine Months Ended September 30,
(Dollars in thousands)	2021	2020	2021	2020
Reconciliation of net income (loss) to Adjusted EBITDA:
Net income (loss)	$27,366	$19,869	$(58,350)	$19,975
Interest expense, net	5,717	15,917	33,416	49,341
Income tax provision (benefit)	6,440	7,445	(29,747)	2,148
Depreciation and amortization expense	12,980	11,407	36,530	33,504
Loss (gain) on sale of assets (a)	748	(4,283)	(5,559)	(3,773)
Dividend recapitalization fees and payments (b)	—	2	—	774
Loss on extinguishment of debt	—	—	3,183	1,918
Stock-based compensation expense (c)	6,751	402	210,292	1,187
Acquisition expenses (d)	968	551	1,977	1,565
Management fees (e)	—	—	500	250
Non-cash rent expense (f)	380	(8,293)	1,136	3,175
Expenses associated with initial public offering (g)	124	—	1,574	—
Expenses associated with secondary public offering (h)	498	—	498	—
Other (i)	478	368	1,550	1,545

Adjusted EBITDA	$62,450	$43,385	$197,000	$111,609

Revenues, net	$194,310	$155,796	$566,898	$412,904
Adjusted EBITDA margin	32.1%	27.8%	34.8%	27.0%

(a)	Consists of (gains) and losses on the disposition of assets associated with store closures or the sale of property and equipment.
(b)

Represents payments to holders of our stock options made pursuant to anti-dilution provisions in connection with dividends paid to holders of our common stock and legal fees related to dividend recapitalizations.

(c)

Represents non-cash expense associated with our share-based payments, including approximately $202.0 million in stock-based compensation expense associated with our performance-based vesting stock options that vested on the consummation of our initial public offering (“IPO”) in June 2021.

(d)

Represents expenses incurred in strategic acquisitions, including professional fees for accounting and auditing services, appraisals, legal fees and financial services, one-time costs associated with supplies for rebranding the acquired stores, and distinct travel expenses for related, distinct integration efforts by team members who are not part of our dedicated integration team.

(e)	Represents management fees paid to Leonard Green & Partners, L.P. (“LGP”) in accordance with our management services agreement, which terminated on the consummation of our IPO in June 2021.
(f)	Represents the difference between cash paid for rent expense and U.S. GAAP rent expense.
(g)	Represents nonrecurring expenses associated with the consummation of our IPO in June 2021.
(h)	Represents nonrecurring expenses incurred by us in connection with the secondary public offering in August 2021.
(i)

Consists of other nonrecurring or discrete items as determined by management not to be reflective of our ongoing operating performance, such as costs associated with our one-time rebranding initiative costs, severance pay, legal settlements and legal fees related to contract terminations, and nonrecurring strategic project costs.

Components of Our Results of Operations

Revenues, net

We recognize revenue in two main streams: (i) the UWC program that entitles the customer to unlimited washes for a monthly subscription fee, cancellable at any time and (ii) retail car washes and other services. In the UWC program, we enter into a contract with the customer that falls under the definition of a customer contract under ASC 606, Revenue from Contracts with Customers. Customers are automatically charged on a credit card or debit card on the same date of the month that they originally signed up. Our performance obligations are to provide unlimited car wash services for a monthly fee. Revenue from the UWC program is recognized ratably over the month in which it is earned and amounts unearned are recorded as deferred revenue on the unaudited condensed consolidated balance sheets; all amounts recorded as deferred revenue at year-end are recognized as revenue in the following year. Revenue from car wash and other services is recognized at the point in time at which services are rendered and the customer pays with cash, debit card, or credit card. Revenues are net of sales tax, refunds, and discounts applied as a reduction of revenue at the time of payment.

Store Operating Costs

Store operating costs consist of cost of labor and chemicals and other car wash store operating expenses.

Cost of Labor and Chemicals

Cost of labor and chemicals include compensation expenses associated with car wash employees, maintenance employees, warehouse employees, and chemicals and associated supplies. The related employee benefits for the aforementioned employees, such as taxes, insurance, and workers compensation, are also included in the cost of labor and chemicals in the unaudited condensed consolidated statement of operations and comprehensive income (loss) included elsewhere in this Quarterly Report on Form 10-Q.

Other Store Operating Expenses

Other store operating expenses includes all other costs related to the operations of car wash and warehouse locations such as credit card fees, car damages, office and lobby supplies, information technology costs associated with the locations, telecommunications, advertising, non-healthcare related insurance, rent, repairs and maintenance related to held-for-use assets, utilities, property taxes, and depreciation expense on held-for-use assets at the car wash and warehouse locations.

General and Administrative

General and administrative expenses include compensation expenses and the related employee benefits of headquarters employees, information technology expenses, administrative office expenses, professional services and other related expenses, depreciation expense on held-for-use assets used at our headquarters, and amortization expense associated with our intangible assets.

We will continue to incur significant expenses on an ongoing basis that we did not incur as a private company. Those costs include additional director and officer liability insurance expenses, as well as third-party and internal resources related to accounting, auditing, Sarbanes-Oxley Act compliance, legal, and investor and public relations expenses. We expect such expenses to further increase after we are no longer an emerging growth company. These costs will generally be expensed under general and administrative expenses in the unaudited condensed consolidated statement of operations and comprehensive income (loss) included elsewhere in this Quarterly Report on Form 10-Q.

Loss (Gain) on Sale of Assets

Loss (gain) on sale of assets includes gains or losses on the sale-leaseback of our locations and sale of property and equipment.

Interest Expense, net

Interest expense, net consists primarily of cash and non-cash interest expense on borrowings, partially offset by interest income earned on our cash balances.

Loss on Extinguishment of Debt

Loss on extinguishment of debt includes losses associated with amendments to our existing debt that are accounted for as extinguishments, as well as losses associated with partial or whole payments on our debt that qualify for extinguishment accounting.

Income Tax Provision (Benefit)

We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized differently in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates.

We have adopted a more-likely-than-not threshold for financial statement recognition and measurement of an uncertain tax position taken or expected to be taken in a tax return. We recognize interest and penalties related to uncertain tax positions in income tax provision (benefit) in our unaudited condensed consolidated statement of operations and comprehensive income (loss) included elsewhere in this Quarterly Report on Form 10-Q.

Results of Operations for the Three Months Ended September 30, 2021 and 2020 (Unaudited)

The unaudited results of operations data for the three months ended September 30, 2021 and 2020 have been derived from the unaudited condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q.

	Three Months Ended September 30,
	2021		2020
(Dollars in thousands)	Amount	% of Revenue	Amount	% of Revenue
Revenues, net	$194,310	100%	$155,796	100%
Store operating costs:
Cost of labor and chemicals	63,438	33%	50,245	32%
Other store operating expenses	68,435	35%	56,127	36%
General and administrative	22,166	11%	10,476	7%
Loss (gain) on sale of assets	748	0%	(4,283)	(3)%

Total costs and expenses	154,787	80%	112,565	72%

Operating income	39,523	20%	43,231	28%

Other expense:
Interest expense, net	5,717	3%	15,917	10%
Loss on extinguishment of debt	—	0%	—	0%

Total other expense	5,717	3%	15,917	10%

Income before taxes	33,806	17%	27,314	18%
Income tax provision	6,440	3%	7,445	5%

Net income	27,366	14%	19,869	13%

Revenues, net

	Three Months Ended September 30,
(Dollars in thousands)	2021	2020	$ Change	% Change
Revenues, net	$194,310	$155,796	$38,514	25%

Revenues, net were $194.3 million for the three months ended September 30, 2021 compared to $155.8 million for the three months ended September 30, 2020, an increase of $38.5 million, or 25%. The increase in revenues, net was primarily attributable to an increase of $45.3 million in car wash revenue and was partially offset by a $6.8 million decrease in oil change revenue as a result of the sale of our quick lube facilities in December 2020. The increase in car wash revenue was attributable to comparable store sales growth and the year-over-year addition of 22 locations.

Store Operating Costs

Cost of Labor and Chemicals

	Three Months Ended September 30,
(Dollars in thousands)	2021	2020	$ Change	% Change
Cost of labor and chemicals	$63,438	$50,245	$13,193	26%
Percentage of revenues, net	33%	32%

Cost of labor and chemicals was $63.4 million for the three months ended September 30, 2021 compared to $50.2 million for the three months ended September 30, 2020, an increase of $13.2 million, or 26%. The increase in the cost of labor and chemicals was primarily driven by the recognition of stock-based compensation expense for store-level employees of $2.8 million, increased labor and benefits of $8.3 million in connection with the increase in wash volume, as well as increases in crew wage rates. These increases were partially offset by decreases in labor and chemical costs as a result of an optimized labor model and the sale of our quick lube facilities in December 2020.

Other Store Operating Expenses

	Three Months Ended September 30,
(Dollars in thousands)	2021	2020	$ Change	% Change
Other store operating expenses	$68,435	$56,127	$12,308	22%
Percentage of revenues, net	35%	36%

Other store operating expenses were $68.4 million for the three months ended September 30, 2021 compared to $56.1 million for the three months ended September 30, 2020, an increase of $12.3 million, or 22%. The increase in other store operating expenses was attributable to an increase in volume with comparable store sales growth and the year-over-year addition of 22 locations, partially offset by a decrease in other store operating expenses from the sale of our quick lube facilities in December 2020. Rent expense increased with the addition of 24 new real estate leases, which was offset by rental income on subleases following the sale of our quick lube facilities in December 2020.

General and Administrative

	Three Months Ended September 30,
(Dollars in thousands)	2021	2020	$ Change	% Change
General and administrative	$22,166	$10,476	$11,690	112%
Percentage of revenues, net	11%	7%

General and administrative expenses were $22.2 million for the three months ended September 30, 2021 compared to $10.5 million for the three months ended September 30, 2020, an increase of $11.7 million, or 112%. The increase in general and administrative expenses was primarily driven by an increase of approximately $4.6 million in salaries and benefits, an increase of approximately $3.5 million in stock-based compensation expense, $0.5 million of expenses associated with our August 2021 secondary offering, an increase in general and administrative expenses in 2021 after a decrease in 2020 expenses related to the COVID-19 pandemic, which was driven by temporary closures of corporate offices and reductions in other administrative expenses, and the increased costs of being a public company.

Loss (Gain) on Sale of Assets

	Three Months Ended September 30,
(Dollars in thousands)	2021	2020	$ Change	% Change
Loss (gain) on sale of assets	$748	$(4,283)	$5,031	(117)%
Percentage of revenues, net	0%	(3)%

Loss (gain) on sale of assets reflected a loss of $0.7 million for the three months ended September 30, 2021 compared to a gain of $4.3 million for the three months ended September 30, 2020, an increase of $5.0 million, or 117%. The increase in loss (gain) on sale of assets was primarily driven by gains associated with our sale-leaseback transactions in 2020.

Other Expense

	Three Months Ended September 30,
(Dollars in thousands)	2021	2020	$ Change	% Change
Other expense	$5,717	$15,917	$(10,200)	(64)%
Percentage of revenues, net	3%	10%

Other expense was $5.7 million for the three months ended September 30, 2021 compared to $15.9 million for the three months ended September 30, 2020, a decrease of $10.2 million, or 64%. The decrease in other expense was driven by a $9.9 million reduction on interest expense resulting from the June 2021 pay down of our amended and restated senior secured first lien term loan facility (“First Lien Term Loan”) pursuant to the amended and restated first lien credit agreement entered into in May 2019 (“Amended First Lien Credit Agreement”) and the June 2021 pay-off of our senior secured second lien term loan facility (“Second Lien Term Loan”) pursuant to the second lien credit agreement entered into in May 2019 (as amended in March 2020, the “Amended Second Lien Credit Agreement”).

Income Tax Provision

	Three Months Ended September 30,
(Dollars in thousands)	2021	2020	$ Change	% Change
Income tax provision	$6,440	$7,445	$(1,005)	(13)%
Percentage of revenues, net	3%	5%

Income tax provision was $6.4 million for the three months ended September 30, 2021 compared to $7.4 million for the three months ended September 30, 2020, a decrease of $1.0 million, or 13%. The decrease in the income tax provision was primarily driven by discrete tax benefits originating from stock option exercises during the three months ended September 30, 2021.

Results of Operations for the Nine Months Ended September 30, 2021 and 2020 (Unaudited)

The unaudited results of operations data for the nine months ended September 30, 2021 and 2020 have been derived from the unaudited condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q.

	Nine Months Ended September 30,
	2021		2020
(Dollars in thousands)	Amount	% of Revenue	Amount	% of Revenue
Revenues, net	$566,898	100%	$412,904	100%
Store operating costs:
Cost of labor and chemicals	203,051	36%	141,874	34%
Other store operating expenses	194,889	34%	164,352	40%
General and administrative	226,015	40%	37,069	9%
Gain on sale of assets	(5,559)	(1)%	(3,773)	(1)%

Total costs and expenses	618,396	109%	339,522	82%

Operating (loss) income	(51,498)	(9)%	73,382	18%

Other expense:
Interest expense, net	33,416	6%	49,341	12%
Loss on extinguishment of debt	3,183	1%	1,918	0%

Total other expense	36,599	6%	51,259	12%

(Loss) income before taxes	(88,097)	(16)%	22,123	5%
Income tax (benefit) provision	(29,747)	(5)%	2,148	1%

Net (loss) income	(58,350)	(10)%	19,975	5%

Revenues, net

	Nine Months Ended September 30,
(Dollars in thousands)	2021	2020	$ Change	% Change
Revenues, net	$566,898	$412,904	$153,994	37%

Revenues, net were $566.9 million for the nine months ended September 30, 2021 compared to $412.9 million for the nine months ended September 30, 2020, an increase of $154.0 million, or 37%. The increase in revenues, net was primarily attributable to an increase of $172.9 million in car wash revenue and was partially offset by a $18.9 million decrease in oil change revenue as a result of the sale of our quick lube facilities in December 2020. The increase in car wash revenue was attributable to comparable store sales growth and the year-over-year addition of 22 locations.

Store Operating Costs

Cost of Labor and Chemicals

	Nine Months Ended September 30,
(Dollars in thousands)	2021	2020	$ Change	% Change
Cost of labor and chemicals	$203,051	$141,874	$61,177	43%
Percentage of revenues, net	36%	34%

Cost of labor and chemicals was $203.1 million for the nine months ended September 30, 2021 compared to $141.9 million for the nine months ended September 30, 2020, an increase of $61.2 million, or 43%. The increase in the cost of labor and chemicals was primarily driven by the recognition of stock-based compensation expense of $31.3 million related to our performance-based vesting stock options that vested on the consummation of our IPO in June 2021, an increase in labor and benefits of $32.6 million in connection with the increase in wash volume, and an increase in crew wage rates. These increases were partially offset by decreases in labor costs driven by optimizing our wash labor model and the sale of our quick lube facilities in December 2020.

Other Store Operating Expenses

	Nine Months Ended September 30,
(Dollars in thousands)	2021	2020	$ Change	% Change
Other store operating expenses	$194,889	$164,352	$30,537	19%
Percentage of revenues, net	34%	40%

Other store operating expenses were $194.9 million for the nine months ended September 30, 2021 compared to $164.4 million for the nine months ended September 30, 2020, an increase of $30.5 million, or 19%. The increase in other store operating expenses was attributable to an increase in volume with comparable store sales growth and the year-over-year addition of 22 locations, partially offset by a decrease in other store operating expenses from the sale of our quick lube facilities in December 2020. Rent expense increased with the addition of 24 new real estate leases, which was offset by rental income on subleases following the sale of our quick lube facilities in December 2020.

General and Administrative

	Nine Months Ended September 30,
(Dollars in thousands)	2021	2020	$ Change	% Change
General and administrative	$226,015	$37,069	$188,946	510%
Percentage of revenues, net	40%	9%

General and administrative expenses were $226.0 million for the nine months ended September 30, 2021 compared to $37.1 million for the nine months ended September 30, 2020, an increase of $188.9 million, or 510%. The increase in general and administrative expenses was primarily attributable to the recognition of stock-based compensation expense of $170.7 million related to our performance-based vesting stock options that vested on the consummation of our IPO in June 2021, $0.5 million of expenses associated with our August 2021 secondary offering, an increase of approximately $19.3 million in general and administrative expenses in 2021 after the 2020 decrease related to the COVID-19 pandemic, which was driven by a furlough of corporate employees, temporary reductions in pay, temporary closures of corporate offices, and reductions in other administrative expenses, and the increased costs of being a public company.

Gain on Sale of Assets

	Nine Months Ended September 30,
(Dollars in thousands)	2021	2020	$ Change	% Change
Gain on sale of assets	$(5,559)	$(3,773)	$(1,786)	47%
Percentage of revenues, net	(1)%	(1)%

Gain on sale of assets reflected a gain of $5.6 million for the nine months ended September 30, 2021 compared to a gain of $3.8 million for the nine months ended September 30, 2020, an increase of $1.8 million, or 47%. The increase in gain on sale of assets was primarily driven by gains associated with our sale-leaseback transactions.

Other Expense

	Nine Months Ended September 30,
(Dollars in thousands)	2021	2020	$ Change	% Change
Other expense	$36,599	$51,259	$(14,660)	(29)%
Percentage of revenues, net	6%	12%

Other expense was $36.6 million for the nine months ended September 30, 2021 compared to $51.3 million for the nine months ended September 30, 2020, a decrease of $14.7 million, or 29%. The decrease in other expense was primarily driven by a $15.7 million reduction on interest expense, resulting from the June 2021 pay down of our First Lien Term Loan pursuant to the Amended First Lien Credit Agreement and the pay-off of our Second Lien Term Loan pursuant to the Amended Second Lien Credit Agreement, partially offset by a $1.3 million increase in loss on early extinguishment of debt.

Income Tax (Benefit) Provision

	Nine Months Ended September 30,
(Dollars in thousands)	2021	2020	$ Change	% Change
Income tax (benefit) provision	$(29,747)	$2,148	$(31,895)	(1,485)%
Percentage of revenues, net	(5)%	1%

Income tax benefit was $29.7 million for the nine months ended September 30, 2021 compared to an income tax provision of $2.1 million for the nine months ended September 30, 2020, a decrease of $31.8 million, or 1,485%. The increase in the income tax benefit was primarily driven by the increase in the loss before taxes in the nine months ended September 30, 2021.

Liquidity and Capital Resources

Funding Requirements

Our primary requirements for liquidity and capital are to fund our investments in our core business, pursue greenfield expansion and acquisitions, and service our indebtedness. Historically, these cash requirements have been met through borrowing under our First Lien Term Loan, Second Lien Term Loan, and Revolving Commitment, proceeds from sale-leaseback transactions, and cash provided by operations. As of September 30, 2021, we had cash and cash equivalents of $162.2 million and $149.7 million of available borrowing capacity under our Revolving Commitment.

In June 2021, we entered into an amendment to our Amended First Lien Credit Agreement to, among other things, increase the commitments under the Revolving Commitment from $75.0 million to $150.0 million. In June 2021, we made a voluntary prepayment of all outstanding balances under our Second Lien Term Loan, which included $242.7 million in outstanding principal and $6.1 million in accrued interest expense, and a voluntary prepayment of $190.4 million of outstanding principal under our First Lien Term Loan. These voluntary prepayments were funded with the net proceeds of our June 2021 IPO and the Amended Second Lien Credit Agreement was terminated.

As of September 30, 2021, we were in compliance with the covenants under our Amended First Lien Credit Agreement.

We believe that our sources of liquidity and capital will be sufficient to finance our growth strategy and resulting operations, planned capital expenditures, and the additional expenses we expect to incur as a public company for at least the next 12 months. However, we cannot assure you that cash provided by operating activities or cash and cash equivalents will be sufficient to meet our future needs. If we are unable to generate sufficient cash flows from operations in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the interests of our existing stockholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms or at all.

Cash Flows for the Nine Months Ended September 30, 2021 and 2020 (Unaudited)

The following table shows summary cash flow information for the nine months ended September 30, 2021 and 2020:

	Nine Months Ended September 30,
(Dollars in thousands)	2021	2020
Net cash provided by operating activities	$153,309	$77,919
Net cash used in investing activities	(90,458)	(51,106)
Net cash (used in) provided by financing activities	(18,221)	24,878

Net increase in cash and cash equivalents, and restricted cash	$44,630	$51,691

Operating Activities. Net cash provided by operating activities consists of net (loss) income adjusted for certain non-cash items, including stock-based compensation expense, depreciation expense associated with property and equipment, (gains) and losses on the disposal of property and equipment, amortization expense associated with intangible assets and leased assets, and deferred income taxes, as well as the effect of changes in other working capital balances.

For the nine months ended September 30, 2021, net cash provided by operating activities was $153.3 million and was comprised of a net loss of $58.4 million, which was increased by $238.6 million as a result of non-cash adjustments comprised primarily of stock-based compensation expense, depreciation and amortization expense, non-cash lease expense, a gain on disposal of property and equipment, and a loss on extinguishment of debt. Changes in working capital balances decreased cash provided by operating activities by $27.0 million and were primarily driven by decreases in the operating lease liability and other noncurrent assets and liabilities, and increases in accounts receivable, net and prepaid expenses and other current assets, partially offset by increases in accounts payable, accrued expenses, and a decrease in deferred revenue.

For the nine months ended September 30, 2020, net cash provided by operating activities was $77.9 million and was comprised of net income of $20.0 million, increased by $70.4 million as a result of non-cash adjustments comprised primarily of depreciation and amortization expense, non-cash lease expense, deferred income taxes, and a gain on disposal of property and equipment. Changes in working capital balances increased cash provided by operating activities by $12.4 million and were primarily driven by an increase in accrued expenses and a decrease in deferred revenue, partially offset by a decrease in the operating lease liability and a decrease in accounts payable.

Investing Activities. Our net cash used in investing activities primarily consists of purchases and sales of property and equipment and acquisition of conveyorized car washes.

For the nine months ended September 30, 2021, net cash used in investing activities was $90.5 million and was comprised of purchases of property and equipment to support our greenfield and other initiatives and the acquisition of conveyorized car washes, partially offset by the sale of property and equipment including sale-leaseback transactions.

For the nine months ended September 30, 2020, net cash used in investing activities was $51.1 million and was comprised of purchases of property and equipment primarily to support our greenfield and other initiatives, partially offset by the sale of property and equipment including sale-leaseback transactions.

Financing Activities. Our net cash (used in) provided by financing activities primarily consists of proceeds and payments on our First Lien Term Loan, Second Lien Term Loan, and Revolving Commitment, as well as proceeds from our IPO.

For the nine months ended September 30, 2021, net cash used in financing activities was $18.2 million and was primarily comprised of repayments of our First Lien Term Loan and Second Lien Term Loan and payments of issuance costs associated with our IPO, partially offset by proceeds from the consummation of our IPO in June 2021.

For the nine months ended September 30, 2020, net cash provided by financing activities was $24.9 million and was primarily comprised of proceeds from borrowings under our Revolving Commitment, First Lien Term Loan, and Second Lien Term Loan, partially offset by repayments of our Revolving Commitment and First Lien Term Loan.

Contractual Obligations and Commitments

There have been no material changes during the three months ended September 30, 2021 to the contractual obligations disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in the Prospectus and our Second Quarter 10-Q.

Seasonality

Our business model is generally not seasonal in nature. As we have expanded our national footprint to 21 states, the geographic diversity of our locations ensures that we are not subject to the weather patterns of one specific region. The success of the UWC program has further mitigated our seasonality, as members pay on a monthly basis, irrespective of the weather and their usage frequency. As our UWC program revenues have grown to comprise 66% and 63% of our total wash sales in the three and nine months ended September 30, 2021, respectively, our financial performance has become more predictable.

Off-Balance Sheet Arrangements

We did not have off-balance sheet arrangements during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our critical accounting policies are those that materially affect our unaudited condensed consolidated financial statements including those that involve difficult, subjective or complex judgments by management. The preparation of our consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates. A thorough understanding of these critical accounting policies is essential when reviewing our unaudited condensed consolidated financial statements. We believe that these critical accounting policies are those that are most important to the portrayal of our results of operations or involve the most difficult management decisions related to the use of significant estimates and assumptions as described above.

The significant accounting policies and estimates used in preparation of the unaudited condensed consolidated financial statements are described in our audited consolidated financial statements as of and for the year ended December 31, 2020, and the notes thereto, which are included in the Prospectus. There have been no material changes to our significant accounting policies during the three and nine months ended September 30, 2021.

Recent Accounting Pronouncements

See the sections titled “Summary of Significant Accounting Policies—Recently adopted accounting pronouncements” and “—Recently issued accounting pronouncements not yet adopted” in Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q for a discussion of recent accounting pronouncements.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risk from changes in interest rates and inflation. All these market risks arise in the normal course of business, as we do not engage in speculative trading activities. The following analysis provides quantitative information regarding these risks.

Interest Rate Risk

Our First Lien Term Loan bears interest at variable rates, which exposes us to market risks relating to changes in interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors, and other factors beyond our control. As of September 30, 2021, we had $613.3 million of variable rate debt outstanding under our First Lien Term Loan. Based on the balance outstanding under our First Lien Term Loan as of September 30, 2021, an increase or decrease of 10% in the effective interest rate on the First Lien Term Loan would cause an increase or decrease in interest expense of approximately $1.9 million over the next 12 months.

In May 2020, we entered into an interest rate swap to mitigate variability in forecasted interest payments on an amortizing notional of $550.0 million of our variable-rate First Lien Term Loan. We designated the interest rate swap as a pay-fixed, receive-floating interest rate swap instrument and are accounting for this derivative as a cash flow hedge.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we have experienced some rising inflationary pressures due to higher chemical costs, transportation, labor and other costs that may have impacted our results of operations and financial condition. We cannot assure you that our results of operations and financial condition will not be materially impacted by inflation in the future.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2021. Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable assurance level.

Changes in Internal Control over Financial Reporting

Due to a transition period established by SEC rules applicable to newly public companies, our management is not required to evaluate the effectiveness of our internal control over financial reporting until after the filing of our Annual Report on Form 10-K for the year ended December 31, 2021. As a result, this Quarterly Report on Form 10-Q does not address whether there have been any changes in our internal control over financial reporting.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

We are from time to time subject to various claims, lawsuits and other legal proceedings, including intellectual property claims. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. We recognize provisions for claims or pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management’s estimates prove incorrect, we could incur a charge to earnings which could have a material and adverse effect on our business, results of operations, and financial condition. We are not party to any material legal proceedings.

Item 1A. Risk Factors.

You should carefully consider the risks described in Part II, Item 1A. “Risk Factors” of our Second Quarter 10-Q, which risk factors are incorporated herein by reference, together with all of the other information included in this Quarterly Report on Form 10-Q, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. Furthermore, the potential impact of the COVID-19 pandemic, including from variants thereof, on our business operations and financial results and on the world economy as a whole may heighten the risks in Part II, Item 1A. “Risk Factors” of our Second Quarter 10-Q.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

None.

Item 6. Exhibits.

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation of the Company (filed with the SEC as Exhibit 3.1 to the Company’s Form 8-K filed on July 2, 2021 and incorporated herein by reference)

3.2	Amended and Restated Bylaws of the Company (filed with the SEC as Exhibit 3.2 to the Company’s Form 8-K filed on July 2, 2021 and incorporated herein by reference)

31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Mister Car Wash, Inc.

Date: November 15, 2021	By:	/s/ John Lai
John Lai
Chief Executive Officer and President (Principal Executive Officer)

Date: November 15, 2021	By:	/s/ Jedidiah Gold
Jedidiah Gold
Chief Financial Officer (Principal Financial Officer)